January 28, 2010

Ms. Lynn Dicker
Reviewing Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Dynamic Applications Corp.
Amendment No. 1 to Form 10-K for the Fiscal Year ended December 31, 2008
File No.: 333-150652

Dear Ms. Dicker:

We received your letter of November 3, 2009, containing comments prepared by the Staff of the Securities and Exchange Commissions, which pertain to the Form 10-K for the Fiscal Year ended December 31, 2008, and we hereby submit the following responses to the numbered comments.

Amendment No. 1 to Form 10-K (Fiscal Year Ended December 31, 2008)

Item 9A  Controls and Procedures page 18

1.
We note that in response to prior comment 5 you will revise future filings to disclose that you are not required to provide management’s response on internal controls over financial reporting.  Given that you will be required to provide a report on internal controls over financial reporting on your next Form 10-K, it is unclear as to why you would propose such disclosure in future filings.  Please advise.  To the extent you amend this filing please revise your disclosure to comply with Item 908T of Regulation S-K.

In the amended 10-K we have included the following statement, pursuant to Item 308T of Regulation S-K:
“This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.”

Exhibit 31.1 and Exhibit 31.2 Certifications

2.
We note that your amended certifications are dated January 26, 2009, but were filed on October 19, 2009.  Please amend your filing to provide currently dated certifications.  Additionally please ensure that the signature page of your Form 10-K is also currently dated.

We have amended the certifications to the date of re-filing, and have ensured that the signature page of our Form 10-K is also currently dated.

This letter responds to all comments contained in your letter of November 3, 2009.

Notwithstanding, the comments of the Commission, we acknowledge that:

▪	The company is responsible for the adequacy and accuracy of the disclosure in the filings.
▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	The company may not assert staff comments as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Asher Zwebner
Director